Game Plan Holdings, Inc.
1712 Ravanusa Drive
Henderson, NV 89052
(702) 951-1385

June 5, 2009

Via Edgar

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549-7010

Re:	Game Plan Holdings, Inc.
Registration Statement on Form 10
Filed May 14, 2009
File No. 001-34359

Dear Ms. Jacobs:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Game Plan Holdings, Inc., a Nevada corporation (the “Registrant”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form 10, Commission File No. 001-34359 (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 14, 2009.

The Registrant hereby confirms that the Registration Statement was not declared effective by the Commission, no securities have been sold pursuant to the Registration Statement, and all activities regarding the proposed public offering have been discontinued. Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.  The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant’s account.

If you have any questions regarding this application for withdrawal, please contact our counsel, Lawrence Horwitz, Esq. at (949) 450-4942.

Sincerely,

/s/ Charles Hazzard

Charles Hazzard
President and Chief Executive Officer